Form 4

1.   Name and Address of Reporting Person -- Kellogg, Peter
     R.
                            C/O Spear, Leeds & Kellogg
                            120 Broadway
                            New York, New York 10271

2.   Issuer Name and Ticker or Trading Symbol-- National
     Discount Brokers Group, Inc. ("NDB")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - April, 1999
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -April 13, 1999.
3.   Transaction Code --J.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =12,780.
          (A) or (D) = A.
          Receipt of partnership distribution.
2.   Transaction Date. -April 15, 1999.
3.   Transaction Code -- G.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =225,000.
          (A) or (D) = D.
2.   Transaction Date. -April 15, 1999.
3.   Transaction Code -- G.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =225,000.
          (A) or (D) = A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 730,942. A clerical error was made on the January Form 4, where Peter R. Kellogg's direct holding was reported as 957,075. The correct number was 955,942.
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     =1,850,000.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership Nature of
     Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of Month
     = 346,500.
6.   Ownership Form (I).
7. Nature of Indirect Beneficial Ownership -- Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.
8.   Amount of Securities Beneficially Owned at End of Month
     = 12,780.
9.   Ownership Form (I).
10. Nature of Indirect Beneficial Ownership -JC Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.